JGL ENTERPRISES, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

August 22, 2017



Independent Accountant's Review Report

To Management
JGL Enterprises, LLC
Milwaukee, WI

We have reviewed the accompanying balance sheet of JGL Enterprises, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 22, 2017

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

JGL ENTERPRISES, LLC

BALANCE SHEET

DECEMBER 31, 2016 AND 2015

MEMBERS' EQUITY

	2016	2015
MEMBERS' EQUITY		
Contributed Capital	117,377	$ 5,323
Retained Earnings (Deficit)	(117,377)	(5,323)
TOTAL MEMBERS' EQUITY	$ -	$ -

Unaudited- See accompanying notes.

JGL ENTERPRISES, LLC
INCOME STATEMENT
For the years ended December 31, 2016 and 2015

	2016	2015
Operating Expense		
App development	$ 110,757	$ 600
Startup costs	6,620	5,323
	117,377	5,323
Net Income from Operations	(117,377)	(5,323)
Net Income	$ (117,377)	$ (5,323)

Unaudited- See accompanying notes.

JGL ENTERPRISES, LLC
STATEMENT OF CASH FLOWS
For the years ended December 31, 2016 and 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (117,377)	$ (5,323)
Net Cash Flows From Operating Activities	(117,377)	(5,323)
Cash Flows From Financing Activities		
Change in Contributed Capital	117,377	5,323
Net Cash Flows From Investing Activities	117,377	5,323
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

JGL Enterprises, LLC ("the Company") is a limited liability company organized under the laws of the State of Wisconsin. The Company is in the pre-revenue stage, and intends to generate future revenues through a mobile app that can be used by customers in the online betting industry to place bets on games of skill between users.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The value of expenses recognized as "Organizational Costs" is the only significant estimate contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and the State of Wisconsin, but is not a taxpaying entity. For the years ended December 31, 2015, and 2016, the Company was treated as a sole proprietorship for federal income tax purposes. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to annual reporting requirements in the State of Wisconsin. The Company's annual reports for 2015, and 2016, are subject to inspection in that State until 2020, and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 22, 2017, the date that the financial statements were available to be issued.